FORM RW WD


SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549.



The Registrant "Electropremium" hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on 15th of April,2020 on Form RW (SEC Accession no:
0001723157-20-000009) (the "Form RW") in respect
of the Form S-1 and all of the amendments, (Form
S-1/A, File no:333-223250). The filing of the Form RW was made in error.

The Registrant hereby withdraws the Form RW filed on 15th of April,2020 by filing Form RW WD.

Please contact KHURRAM AFZAL, CEO, & PRESIDENT OF
ELECTROPREMIUM.

	Thank You. Dated: 23rd of July, 2020.


			ELECTRONIC SIGNATURE
			KHURRAM AFZAL
ELECTROPREMIUM
4006 W COMMONWEALTH AVE
FULLERTON, CA, 92833.